1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar 10, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/03/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/02/23: Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$400,000,000

2	Announcement on 2005/03/02: Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

3	Announcement on 2005/03/03: Clarification on the news report on Economic Daily News regarding the establishment of Donghwa Telecom Co., Ltd. in Hong Kong by Chunghwa Telecom

4	Announcement on 2005/03/09: Chunghwa Telecom announced its revenue of NT$14.84 billion for Feb. 2005.

5	Announcement on 2005/03/09: Feb 2005 sales

EXHIBIT 1

Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$400,000,000

Date of events: 2005/02/23

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shinkong Chi-Shin Fund

2.	Date of occurrence of the event:2005/02/04~2005/02/23

3.	Volume, unit price, and total monetary amount of the transaction: 28,614,148.92 Units;NT$13.9742~13.984;NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 136,111,748.14 Units;NT$1,903,386,686;3.8%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.25%;2.91%;NT$24,115,898,092

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$13.98

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 2

Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

Date of events: 2005/03/02

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):NITC Bond Fund

2.	Date of occurrence of the event:2005/02/21~2005/03/02

3.	Volume, unit price, and total monetary amount of the transaction: 2,492,755.5 Units;NT$160.438~160.492;NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management(Asia) Limited;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 9,977,046.5 Units;NT$1,601,236,147;2.33%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.33%;3.02%;NT$24,115,898,092

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$160.46

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 3

Clarification on the news report on Economic Daily News regarding the establishment of Donghwa Telecom Co., Ltd. in Hong Kong by Chunghwa Telecom

Date of events: 2005/03/03

Contents:

1.	Name of the reporting media: Economic Daily News

2.	Date of the report:2005/03/03

3.	Content of the report:The establishment of Donghwa Telecom in Hong Kong by Chunghwa Telecom.

4.	Summary of the information provided by investors:None.

5.	Company’s explanation of the reportage or provided information:Donghwa Telecom was established by Chunghwa Investment Co., the company which was reinvested by Chunghwa Telecom; not by Chunghwa Telecom itself.

6.	Countermeasures:None.

7.	Any other matters that need to be specified:None.

EXHIBIT 4

Chunghwa Telecom announced its revenue of NT$14.84 billion for Feb. 2005.

Date of events: 2005/03/09

Contents:

1.	Date of occurrence of the event:2005/03/09

2.	Cause of occurrence:Chunghwa Telecom’s revenue for Feb. 2005 was NT$14.84 billion and income from operations NT$4.7bn. For the first two months of 2005, income from operations was NT$10.59 billion, net income was NT$8.44 billion, and EPS was NT$0.87.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 5

Chunghwa Telecom

Mar 09, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2005

1)	Sales volume (NT$Thousand)

Period	Items	2005	2004	Changes	%
Feb	Invoice amount	18,261,294	17,232,853	1,028,441	5.97%
Jan -Feb	Invoice amount	36,445,133	34,598,256	1,846,878	5.34%
Feb	Net sales	14,841,445	14,777,968	63,477	0.43%
Jan -Feb	Net sales	30,146,949	30,176,610	- 29,661	-0.10%

b	Trading purpose : None